File  No.  69-409



                         SECURITIES  AND  EXCHANGE  COMMISSION

                                   Washington,  D.C.


                                     FORM  U-3A-2

     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                       To  Be  Filed  Annually  Prior  to  March  1

                               EASTERN  SYSTEMS  CORPORATION

                                  (Name  of  Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

     Claimant:
     --------

     Eastern  Systems  Corporation
     414  Summers  Street
     Charleston,  West  Virginia  25301

     The Claimant is a West Virginia corporation and a wholly owned subsidiary of Energy Corporation of America ("ECA"), a West Virginia corporation. It was incorporated to be a holding company for Mountaineer Gas Company.

     Subsidiaries  of  the  Claimant:
     -------------------------------

     A.     Mountaineer  Gas  Company
            414  Summers  Street
            Charleston,  West  Virginia  25301

     Mountaineer Gas Company ("Mountaineer") is a West Virginia corporation, wholly owned by Claimant, engaged in the distribution of natural gas in the State of West Virginia through a 4,000 mile distribution system, principally in Charleston, Beckley, Huntington and Wheeling, West Virginia. Mountaineer is a regulated gas utility.

            I.     Mountaineer  Gas  Services,  Inc.
                   414  Summers  Street
                   Charleston,  West  Virginia  25301

     Mountaineer Gas Services, Inc. is a West Virginia corporation, wholly owned by Mountaineer, engaged primarily in producing and marketing natural gas to Mountaineer.

           II.     MAPCOM  Systems,  Inc.
                   7345  Whitepine  Road
                   Richmond,  Virginia  23237

     MAPCOM Systems, Inc. is a Virginia corporation, wholly owned by Mountaineer, engaged in automated mapping facilities management and geographical information systems software development and services.

     On December 20, 1999 the Claimant's parent company, ECA, entered into a Stock Purchase and Sale Agreement with Allegheny Energy, Inc., wherein ECA agreed to sell all of the stock of its wholly owned subsidiary Mountaineer and its subsidiaries for $323 million, which includes the assumption of approximately $100 million of debt, $223 million net to ECA. The sale is subjected to the regulatory approval by the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, the West Virginia Public Service Commission and the Federal Trade Commission. Subject to the approvals being received, ECA expects that the transaction will close in the fourth quarter of the current fiscal year. In ECA's most recently filed Form 10-Q, the financial statements have been reclassified to exclude the operating results of Mountaineer from continuing operations, effective December 31, 1999, and for accounting purposes to classify such results as discontinued operations. For presentation purposes of this filing, the results of Mountaineer are included and made part of the attached Exhibits.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

     Oil and gas producing facilities of Mountaineer Gas Services, Inc. are located primarily in Kanawha, Cabell and Jackson Counties, West Virginia. These facilities include wellhead equipment, gas gathering lines and associated equipment and compression equipment.

     The gas distribution facilities of Mountaineer cover the main population centers of the state of West Virginia and include pipelines, regulators, meters and other equipment needed for distribution. Gas purchased from suppliers is delivered directly into either Mountaineer's distribution system or its city gate via interstate pipelines, including Columbia Gas Transmission Corporation, Tennessee Gas Pipeline or other sources.


3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of kwh. and related revenues of electric energy sold (at retail or wholesale), and Mcf. and related revenues of natural and manufactured gas distributed at retail.

                    22,556,792  Mcf                $151,011,315

     (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                                     None

     (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                     None

     (d) Number of kwh. and related cost of electric energy and Mcf. and related cost of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                                     None

     Effective November 1, 1998, Mountaineer entered into a Gas Supply Management Agreement. As a result of this and other gas supply agreements, Mountaineer purchased 100% of its gas supply at its city gate or directly into its distribution system, which is located solely within the State of West Virginia.


     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                                 Not  applicable.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                                 Not  applicable.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                                 Not  applicable.
     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                                 Not  applicable.

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                 Not  applicable.

EXHIBIT  A

     A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year is attached hereto as Exhibit A.


EXHIBIT  B

     A  Financial  Data  Schedule  is  attached  hereto  as  Exhibit  B.


EXHIBIT  C

                                 Not  applicable.

     The above-named Claimant has caused this statement to by duly executed on its behalf by its authorized officer on this 29th day of February, 2000.


                                                   EASTERN  SYSTEMS  CORPORATION
                                                   -----------------------------
                                                      (Name  of  claimant)



                                                By:    /S/ Michael S. Fletcher
                                                   -----------------------------
                                              Name:    Michael  S.  Fletcher
                                             Title:    President



CORPORATE  SEAL

Attest:


By:       /S/ DONALD C. SUPCOE
      -------------------------------
Name:     Donald  C.  Supcoe
Title:    Secretary



Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:


Bradford  C.  Witmer
Controller
Eastern  Systems  Corporation
414  Summers  Street
Charleston,  West  Virginia   25301

EXHIBIT A
PAGE 1 OF 2


                                                 EASTERN SYSTEMS CORPORATION
                                                 CONSOLIDATING BALANCE SHEETS
                                                   AS OF DECEMBER 31, 1999
                                                          UNAUDITED

                                                          EASTERN     MOUNTAINEER    MOUNTAINEER     MAPCOM
                                                          SYSTEMS         GAS        GAS SERVICES   SYSTEMS,   CONSOLIDATING
                                                        CORPORATION     COMPANY          INC.         INC.        ENTRIES
                                                        ------------  -------------  -------------  ---------  --------------
ASSETS

CURRENT ASSETS
  Cash . . . . . . . . . . . . . . . . . . . . . . . .       50,835       (852,676)     1,342,040    101,698         852,676
  Accounts receivable
     Utility gas and transportation. . . . . . . . . .            0     28,720,146              0          0               0
     Gas marketing & pipeline. . . . . . . . . . . . .            0              0              0          0               0
     Oil and gas . . . . . . . . . . . . . . . . . . .            0              0        539,534          0               0
     Other . . . . . . . . . . . . . . . . . . . . . .            0              0              0    144,643               0
        Allowance for doubtful accounts. . . . . . . .            0       (701,479)             0          0               0
  Due from (to) affiliates . . . . . . . . . . . . . .    4,183,545      1,142,830        410,336          0               0
  Inventory. . . . . . . . . . . . . . . . . . . . . .            0              0              0          0               0
  Income tax receivable. . . . . . . . . . . . . . . .            0              0              0          0               0
  Deferred income tax. . . . . . . . . . . . . . . . .            0      3,370,943              0    (32,135)         33,249
  Prepaid and other. . . . . . . . . . . . . . . . . .            0     27,180,209         84,872     18,063       2,346,513
                                                        ------------  -------------  -------------  ---------  --------------
     Total current assets. . . . . . . . . . . . . . .    4,234,380     58,859,973      2,376,782    232,269       3,232,438
                                                        ------------  -------------  -------------  ---------  --------------

PROPERTY, PLANT AND EQUIPMENT
  Oil and gas property . . . . . . . . . . . . . . . .            0              0      9,195,704          0        (138,395)
  Utility and transmission plants. . . . . . . . . . .            0    272,901,525      4,827,066          0     (78,780,837)
  Other property . . . . . . . . . . . . . . . . . . .            0              0        353,563    279,189               0
  Pipeline . . . . . . . . . . . . . . . . . . . . . .            0              0              0          0               0
                                                        ------------  -------------  -------------  ---------  --------------
                                                                  0    272,901,525     14,376,333    279,189     (78,919,232)

  Accumulated depreciation, depletion and amortization            0   (129,300,212)    (4,317,791)  (123,340)     93,850,094
                                                        ------------  -------------  -------------  ---------  --------------
     Property, plant & equipment, net. . . . . . . . .            0    143,601,313     10,058,542    155,849      14,930,862
                                                        ------------  -------------  -------------  ---------  --------------

OTHER ASSETS
  Investment in affiliate. . . . . . . . . . . . . . .   64,091,184     10,689,384              0          0     (74,780,568)
  Deferred financing costs . . . . . . . . . . . . . .            0      2,607,101              0          0               0
  Notes receivable . . . . . . . . . . . . . . . . . .            0              0              0          0               0
  Notes receivable-related party . . . . . . . . . . .            0        111,727              0          0               0
  Deferred utility charges . . . . . . . . . . . . . .            0              0              0          0               0
  Deferred income taxes. . . . . . . . . . . . . . . .            0              0              0          0               0
  Other long-term assets . . . . . . . . . . . . . . .            0     18,958,148         10,115          0      (1,409,995)
                                                        ------------  -------------  -------------  ---------  --------------
     Total other assets. . . . . . . . . . . . . . . .   64,091,184     32,366,360         10,115          0     (76,190,563)
                                                        ------------  -------------  -------------  ---------  --------------

     TOTAL ASSETS. . . . . . . . . . . . . . . . . . .   68,325,564    234,827,646     12,445,439    388,118     (58,027,263)
                                                        ============  =============  =============  =========  ==============


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable . . . . . . . . . . . . . . . . . .      301,906      8,260,461      1,283,732     86,388         852,676
  Current maturities of long-term debt . . . . . . . .            0         15,000              0          0               0
  Short-term borrowings. . . . . . . . . . . . . . . .            0     26,826,600              0          0               0
  Funds held for future distribution . . . . . . . . .            0              0              0          0               0
  Income tax payable . . . . . . . . . . . . . . . . .     (713,526)     3,107,314        664,763    (63,196)        170,263
  Accrued taxes payable. . . . . . . . . . . . . . . .            0      2,858,257        278,997          0               0
  Overrecovered gas costs. . . . . . . . . . . . . . .            0              0              0          0       2,346,513
  Other current liabilities. . . . . . . . . . . . . .            0     10,974,738       (106,511)         0          33,249
                                                        ------------  -------------  -------------  ---------  --------------

     Total current liabilities . . . . . . . . . . . .     (411,620)    52,042,370      2,120,981     23,192       3,402,701
                                                        ------------  -------------  -------------  ---------  --------------

LONG-TERM AND OTHER LIABILITIES
  Long-term debt . . . . . . . . . . . . . . . . . . .            0    100,123,750              0          0               0
  Gas dev obl & def trust revenue. . . . . . . . . . .            0              0              0          0               0
  Deferred income taxes. . . . . . . . . . . . . . . .            0     19,883,925              0          0       2,542,080
  Other long-term liabilities. . . . . . . . . . . . .            0      6,667,987              0          0       4,454,565
                                                        ------------  -------------  -------------  ---------  --------------

     Total long-term liabilities . . . . . . . . . . .            0    126,675,662              0          0       6,996,645
                                                        ------------  -------------  -------------  ---------  --------------

Minority Interest. . . . . . . . . . . . . . . . . . .            0              0              0          0               0

Stockholders' Equity . . . . . . . . . . . . . . . . .   68,737,184     56,109,614     10,324,458    364,926     (68,426,609)
                                                        ------------  -------------  -------------  ---------  --------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY . . . . . .   68,325,564    234,827,646     12,445,439    388,118     (58,027,263)
                                                        ============  =============  =============  =========  ==============


                                                           EASTERN
                                                         SYSTEMS CORP.
                                                         CONSOLIDATED
                                                        --------------
ASSETS

CURRENT ASSETS
  Cash . . . . . . . . . . . . . . . . . . . . . . . .      1,494,573
  Accounts receivable
     Utility gas and transportation. . . . . . . . . .     28,720,146
     Gas marketing & pipeline. . . . . . . . . . . . .              0
     Oil and gas . . . . . . . . . . . . . . . . . . .        539,534
     Other . . . . . . . . . . . . . . . . . . . . . .        144,643
        Allowance for doubtful accounts. . . . . . . .       (701,479)
  Due from (to) affiliates . . . . . . . . . . . . . .      5,736,711
  Inventory. . . . . . . . . . . . . . . . . . . . . .              0
  Income tax receivable. . . . . . . . . . . . . . . .              0
  Deferred income tax. . . . . . . . . . . . . . . . .      3,372,057
  Prepaid and other. . . . . . . . . . . . . . . . . .     29,629,657
                                                        --------------
     Total current assets. . . . . . . . . . . . . . .     68,935,842
                                                        --------------

PROPERTY, PLANT AND EQUIPMENT
  Oil and gas property . . . . . . . . . . . . . . . .      9,057,309
  Utility and transmission plants. . . . . . . . . . .    198,947,754
  Other property . . . . . . . . . . . . . . . . . . .        632,752
  Pipeline . . . . . . . . . . . . . . . . . . . . . .              0
                                                        --------------
                                                          208,637,815

  Accumulated depreciation, depletion and amortization    (39,891,249)
                                                        --------------
     Property, plant & equipment, net. . . . . . . . .    168,746,566
                                                        --------------

OTHER ASSETS
  Investment in affiliate. . . . . . . . . . . . . . .              0
  Deferred financing costs . . . . . . . . . . . . . .      2,607,101
  Notes receivable . . . . . . . . . . . . . . . . . .              0
  Notes receivable-related party . . . . . . . . . . .        111,727
  Deferred utility charges . . . . . . . . . . . . . .              0
  Deferred income taxes. . . . . . . . . . . . . . . .              0
  Other long-term assets . . . . . . . . . . . . . . .     17,558,268
                                                        --------------
     Total other assets. . . . . . . . . . . . . . . .     20,277,096
                                                        --------------

     TOTAL ASSETS. . . . . . . . . . . . . . . . . . .    257,959,504
                                                        ==============


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable . . . . . . . . . . . . . . . . . .     10,785,163
  Current maturities of long-term debt . . . . . . . .         15,000
  Short-term borrowings. . . . . . . . . . . . . . . .     26,826,600
  Funds held for future distribution . . . . . . . . .              0
  Income tax payable . . . . . . . . . . . . . . . . .      3,165,618
  Accrued taxes payable. . . . . . . . . . . . . . . .      3,137,254
  Overrecovered gas costs. . . . . . . . . . . . . . .      2,346,513
  Other current liabilities. . . . . . . . . . . . . .     10,901,476
                                                        --------------
     Total current liabilities . . . . . . . . . . . .     57,177,624
                                                        --------------

LONG-TERM AND OTHER LIABILITIES
  Long-term debt . . . . . . . . . . . . . . . . . . .    100,123,750
  Gas dev obl & def trust revenue. . . . . . . . . . .              0
  Deferred income taxes. . . . . . . . . . . . . . . .     22,426,005
  Other long-term liabilities. . . . . . . . . . . . .     11,122,552
                                                        --------------
     Total long-term liabilities . . . . . . . . . . .    133,672,307
                                                        --------------

Minority Interest. . . . . . . . . . . . . . . . . . .              0

Stockholders' Equity . . . . . . . . . . . . . . . . .     67,109,573
                                                        --------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY . . . . . .    257,959,504
                                                        ==============

EXHIBIT A
PAGE 2 OF 2


                                                  EASTERN SYSTEMS CORPORATION
                                                CONSOLIDATING INCOME STATEMENTS
                                         FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1999
                                                           UNAUDITED

                                           EASTERN     MOUNTAINEER   MOUNTAINEER     MAPCOM                       EASTERN
                                           SYSTEMS         GAS       GAS SERVICES   SYSTEMS,    CONSOLIDATING   SYSTEMS CORP.
                                         CORPORATION     COMPANY         INC.         INC.        ENTRIES        CONSOLIDATED
                                         ------------  ------------  -------------  ----------  --------------  --------------
REVENUES
  Utility gas sales and transportation.            0   162,238,578              0           0               0     162,238,578
  Gas marketing & pipeline. . . . . . .            0             0      7,629,490           0               0       7,629,490
  Oil and gas sales . . . . . . . . . .            0             0      3,514,321           0               0       3,514,321
  Well & service operations . . . . . .            0             0              0           0               0               0
  Other revenues. . . . . . . . . . . .            0             0              0     988,600               0         988,600
                                         ------------  ------------  -------------  ----------  --------------  --------------
     Total revenues . . . . . . . . . .            0   162,238,578     11,143,811     988,600               0     174,370,989
                                         ------------  ------------  -------------  ----------  --------------  --------------

COSTS AND EXPENSES
  Utility gas purchased . . . . . . . .            0    74,488,074              0           0               0      74,488,074
  Gas marketing & pipeline cost . . . .            0             0      7,296,723           0               0       7,296,723
  Field & lease operating . . . . . . .            0             0      1,207,591           0               0       1,207,591
  Utility operations & maintenance. . .            0    22,829,931              0           0               0      22,829,931
  General & administrative. . . . . . .       63,002    14,278,410        918,505   1,087,696        (630,810)     15,716,803
  Taxes, other than income. . . . . . .            0    13,542,706        462,919           0               0      14,005,625
  Depletion, deprec., amortiz.-O&G. . .            0             0        507,409           0               0         507,409
  Depletion, deprec., amortiz.-other. .            0     9,590,509        210,579      56,662       1,043,094      10,900,844
  Impairment & exploratory costs. . . .            0             0              0           0               0               0
                                         ------------  ------------  -------------  ----------  --------------  --------------
     Total operating expenses . . . . .       63,002   134,729,630     10,603,726   1,144,358         412,284     146,953,000
                                         ------------  ------------  -------------  ----------  --------------  --------------

OPERATING INCOME. . . . . . . . . . . .      (63,002)   27,508,948        540,085    (155,758)       (412,284)     27,417,989

OTHER (INCOME) EXPENSE
  Interest. . . . . . . . . . . . . . .            0     7,217,248              0           0        (151,272)      7,065,976
  Gain on sale of properties. . . . . .            0             0              0           0               0               0
  Other (income) & expense. . . . . . .       (3,070)     (195,550)       (51,456)          0               0        (250,076)
                                         ------------  ------------  -------------  ----------  --------------  --------------

  INCOME BEFORE INCOME TAXES. . . . . .      (59,932)   20,487,250        591,541    (155,758)       (261,012)     20,602,089

   Income tax expense (benefit) . . . .      (77,204)    8,109,290        236,259     (58,314)       (104,394)      8,105,637
                                         ------------  ------------  -------------  ----------  --------------  --------------

  INCOME BEFORE MINORITY INTEREST . . .       17,272    12,377,960        355,282     (97,444)       (156,618)     12,496,452

  Minority interest . . . . . . . . . .            0             0              0           0               0               0
                                         ------------  ------------  -------------  ----------  --------------  --------------

  NET INCOME (LOSS) . . . . . . . . . .       17,272    12,377,960        355,282     (97,444)       (156,618)     12,496,452
                                         ============  ============  =============  ==========  ==============  ==============